SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                   FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2003

                                                         OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
              For the transition period from _______ to _______



                       Commission File Number 333-48402



         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  Lakeland Financial Corporation 401(k) Plan


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:



                        Lakeland Financial Corporation
                     202 East Center Street, P.O. Box 1387
                          Warsaw, Indiana 46581-1387

                             REQUIRED INFORMATION

Audited statements of net assets available for benefits of the Lakeland Financial Corporation 401(k) Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the year ended December 31, 2003 are provided as Exhibit 99.1 to this Form 11-K.

                                  SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                           LAKELAND FINANCIAL CORPORATION
                                                     401(k) PLAN



Date:    June 28, 2004                 By:  Lakeland Financial Corporation,
                                            as Trustee to the Plan

                                       By: /s/ Jill A. DeBatty

                  LAKELAND FINANCIAL CORPORATION 401(k) PLAN

                                 EXHIBIT INDEX
                                      TO
                          ANNUAL REPORT ON FORM 11-K

 Exhibit                                           Sequential
   No.           Description                        Page No.
--------- ------------------------------ -------------------------
  23.1     Consent of Crowe Chizek and                 5
           Company LLC
  99.1     Financial Statements                        6


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